

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 10, 2017

Via E-mail
Jean Ho
Chief Financial Officer
Rich Uncles NNN REIT, Inc.
3080 Bristol Street, Suite 550
Costa Mesa, CA 92626

> **Re:** **Rich Uncles NNN REIT, Inc.**
> **Post-Effective Amendment to Form S-11**
> **Filed February 16, 2017**
> **File No. 333-205684**

Dear Ms. Ho:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

If I buy shares, will I receive distributions and how often?, page 14

1. We note your response to prior comment 2 and revised disclosure on page 14. Please remove the annualized rate of returns and refrain from including such disclosure until you have paid distributions at a specific annualized rate for two or more quarters.

2. We note your revised disclosure in response to prior comment 3 that "to date, the sources of cash used to pay our stockholder distributions have been from net rental income received, and waivers and deferrals of Advisor Asset Management Fees." We further note your tabular disclosure on page 75 indicating that cash flow from operations during the relevant periods were insufficient to cover the distributions paid. Please revise your disclosures to clarify the amount of distributions that were paid from waivers and deferrals of Advisor Asset Management Fees. Please also distinguish the portion of such fees that were waived versus deferred by your Advisor.

Existing Properties and Investments, page 61

3. Please revise this section to better differentiate between the information relating to your properties as opposed to the properties owned by Rich Uncles Real Estate Investment Trust I. Please also revise your disclosure on page 61 introducing the property-level data of Rich Uncles Real Estate Investment Trust I to clarify that you do not directly own these properties and that you own 4.34% of the outstanding common stock of Rich Uncles Real Estate Investment Trust I, which owns the properties.

4. We note that your lease expiration table on page 61 appears to be the lease expiration table for the properties owned by Rich Uncles Real Estate Investment Trust I. Please revise your disclosure to provide a lease expiration table for your properties and to remove the lease expiration table for properties owned by Rich Uncles Real Estate Investment Trust I.

5. We note your response to prior comment 6 and revised disclosure that "we have no present intention of increasing our ownership in the trust." Please revise your disclosure to state whether there is any limit on the amount you may invest in Rich Uncles Real Estate Investment Trust I. Please also expand upon your disclosure to explain your strategy as it relates to investments in securities of other entities.

Share Repurchase Program, page 113

Post-NAV Calculation, page 115

6. We note your response to prior comment 9, but note that the revised language on page 115 was added to the pre-NAV calculation section. Please revise to clarify, with respect to the post-NAV calculation procedures, the time frame within which you will disclose a determination to repurchase fewer shares than have been requested to your current and prospective stockholders and by what means you will do so. Please also indicate whether such disclosure will remind shareholders with unsatisfied repurchase requests that their requests must be resubmitted at the start of the next month or quarter, as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Gregory W. Preston, Esq.
       Corporate Law Solutions, P.C.